Exhibit 99.6

CONSENT

McGraw-Hill Construction grants U-Store-It Trust and Lehman Brothers Inc. permission to make public statements, including in filings with the United States Securities and Exchange Commission, that are consistent with the following:

“According to McGraw-Hill Construction, self-storage construction starts declined in the second quarter of 2004 to 2.6 million square feet, which is a decrease of 24% from the same period in 2003 and a decrease of 27% from the prior quarter.”

It is understood that McGraw-Hill Construction will be credited as the source of publication.

/s/ Lexi Moriarty	9/13/2004

Name: Lexi Moriarty	Date
Title: Director, Real Estate Products
McGraw-Hill Construction